The Andina Group, Inc.

179 So. 1950 East

Layton, UT 84040

October 31, 2008

Attn: Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington DC, 20549

RE:

The Andina Group, Inc.

Amendment No. 2 to Form S-1

Filed September 24, 2008

File No. 333-148967

Dear Mr. Spirgel

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our S-1 Amendment 3, in response to your comments which we have submitted via EDGAR in redline format as required.  For your convenience we are forwarding both redlined and non-redlined copies to your office.

General

1.

We note your response to comment one from our Letter dated July 17, 2008 that you have revised the prospectus to fix the price of the offering for the duration of the offering at $1.00 per share. Please remove any disclosure throughout your prospectus that is inconsistent with this plan of distribution, such as the disclosure on your prospectus cover page that indicates that the price at which the selling shareholders may sell their share may vary from $1.00 once your shares are quoted on the Over-the-Counter Bulletin Board.

RESPONSE: We have removed such inconsistent disclosures on the Prospectus cover page and in the Plan of Distribution.

Mr. Larry Spirgel

October 31, 2008

2.

We have considered your response to comment one from our letter dated July 17, 2008 regarding the status of selling shareholders as underwriters. Please provide further analysis in your response letter as to why the entire offering is not an indirect primary offering by the company such that all selling shareholder should be named as underwriters. Your analysis should address the length of time the share have been held by each selling shareholder, the consideration paid for the shares and the percentage that the shares being offered represent of your outstanding shares held by non-affiliates. Focus in particular on the shares being offered by Messrs. Burke Green and by the five individuals who purchased a significant number of shares from Mr. Green in November 2007 for nominal consideration.

RESPONSE:  We do not consider our selling shareholders underwriters because they do not fit the definition of an underwriter. Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking.” The revised Preliminary Note to Revised Rule 144 clarified that “any person who sells restricted securities, and any person who sells restricted securities or other securities on behalf of an affiliate, shall be deemed not to be engaged in a distribution of such securities and therefore shall be deemed not to be an underwriter with respect to such securities if the sale in question is made in accordance with all of applicable provisions of the rule.” The afore referenced provisions of the revised rule allows non-affiliates of a non-reporting Issuer to sell their shares after a holding period of one year with no other restrictions. Non-affiliates of reporting Issuers are able to sell their shares after only six months if the Issuer has current public information. Given that these rules apply to an exemption from registration, and we are registering our sell shareholders’ shares, it stands to reason that at a minimum the same holding periods should apply.

All of our selling shareholders are selling for their own accounts and not for the benefit of the Company or Mr. Green. Further, as of November 1, 2008 each selling shareholder will have acquired his or her shares at least one year ago. Listed below is table showing the acquisition dates and consideration paid for each of our non-affiliated selling shareholders.

Selling Shareholder	Shares Offered	Consideration	Date Acquired

Kelly Trimble	20,000	$20,000	7/5/05
John Chris Kirch	10,000	$1,000	6/30/05
Shon Val Kunz	20,000 200,000	$20,000 $2,000	8/9/05 11/1/07
Joseph Lilly &Lori Fox	20,000	$20,000	7/11/05
Ken Porter	10,000	$5,000	6/21/05
Paula Madsen	4,000	$2,000	8/2/04
Val D. Kunz	1,000	$1,000	10/9/06
Sid Kunz	1,000 194,000	$1,000 $1,940	10/9/06 11/1/07
Randy Carson	2,500 5,000	$2,500 $5,000	10/9/06 3/12/07
Catherine Carson	2,500	$2,500	10/9/06

Mr. Larry Spirgel

October 31, 2008

Selling Shareholder	Shares Offered	Consideration	Date Acquired

Scott Kunz	500	$500	10/9/06
Mark Fawcett	5,000	$5,000	11/11/06
Webb T. Moulton	1,000	$0	11/11/06
Deborah R. Fawcett	2,000	$0	11/11/06
Kenneth R. Basket	1,000	$0	11/11/06
Mark C. Bowman	5,000	$5,000	11/15/06
Beth Joseph	5,000	$5,000	11/24/06
Kevin Joseph	5,000	$5,000	11/24/06
William Christensen	100	$100	1/12/07
Braden Carver	500	$500	1/12/07
Amber Carver	500	$500	1/12/07
Jennie Christensen	100	$100	1/13/07
Jessica Bowman	200	$200	1/17/07
Rebecca Bowman	200	$200	1/17/07
Sabrina Bowman	200	$200	1/17/07
Jennifer Tiapson	1,000	$1,000	1/18/07
Joseph Linn Tiapson	1,500	$1,500	1/18/07
Jeff Tolsma	500	$500	1/18/07
John Fawcett	200	$200	1/25/07
Mitchell Fawcett	200	$200	1/25/07
Mark Peterson	100	$100	1/26/07
Derek Fox	10,000	$10,000	3/8/07
Darin Wilson	10,000	$10,000	3/8/07
Mary Mahoney	3,500	$3,500	2/28/07
David Steinhaus	500	$500	3/8/07
Philip Kern	500	$500	1/26/07
Daniel Cartisano	200,000	$2,000	11/1/07
David Miles Oman	200,000	$2,000	11/1/07
Sheldon Cohen	200,000	$2,000	11/1/07

3.

We note your response to comment two from our letter dated July 17, 2008. Please revise your prospectus to disclose whether the company, including through its controlling officer/director/shareholder, has any intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future.

RESPONSE:  Neither the company nor its controlling officer/director/shareholder have any intention of engaging in a reverse merger or similar transaction with another party now or in the foreseeable future. We have included such disclosure under the Management’s Discussion near the beginning under the “Decision to Go Public” paragraph and at the end of the “Plan of Operation” discussion.

Registration Statement Cover Page

4.

Please indicate by check mark whether the company is a smaller reporting company. Please see instruction to Form S-1.

RESPONSE:

We added the appropriate check mark for a smaller reporting company.

Mr. Larry Spirgel

October 31, 2008

Prospectus Summary, page 3

5.

We note your revised disclosure on page 3 in response to comment four from our letter dated July 17, 2008 that “[s]hares being offered by non-affiliates represents 18.62% of our issued and outstanding shares. Our comment was intended to elicit disclosure of the percentile that results from dividing the number of shares being offered by the current number of outstanding shares held by non-affiliates. Please revise to disclose the percentage of outstanding shares currently held by non-affiliates that the shares being offered represent. In addition, in your response letter, provide your analysis of why you believe that the shares held by relatives of Mr. Green other than his wife and children should not be included in the number of shares held by affiliates.

RESPONSE: We have added that the … “Shares being offered by non-affiliates represent 18.62% of our total issued and outstanding shares and 53.29% of the shares being offered.

With regard to your suggestion that Mr. Green’s relatives should be considered affiliates, the term “affiliate” is defined in 17 CFR 230.144(a)(1) as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, [the] issuer.”  None of Mr. Green’s relatives live in his home, nor do they even reside in the same state. He has no say in what they do with their shares. None of the proceeds from the sale of such shares is to be received by him or anyone in his immediate family. As such, they are no different than any other selling shareholder and thus non- affiliates.

We have amended our registration statement in response to your comments.  We have also updated disclosures as necessary. We are providing you with marked copies by overnight mail to expedite your review which will include a copy of this correspondence. Please fax any additional questions or comments to our attorney, Justeene Blankenship at 801-274-1099

Sincerely:

/s/ Burke Green

Burke Green

President